UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T- Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T- Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXPLANATORY NOTE

On or about January 28, 2007, Allot Communications Ltd. (the “Company”) first distributed copies of its proxy statement and proxy card to its shareholders and will mail to its shareholders of record a proxy statement and proxy card for a Special Meeting of Shareholders to be held on February 21, 2007, in Israel. A copy of the proxy statement and proxy card are also available on the Company’s website at www.allot.com.

A copy of the proxy statement and proxy card are attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2007	ALLOT COMMUNICATIONS LTD. By: /s/ Adi Sapir —————————————— Name: Adi Sapir Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit	Description

99.1	Proxy statement and proxy card for the Special Meeting of Shareholders of the Company to be held February 21, 2007.